According to the law suit decision, Akbank has entitlement to receive the excess TRY 183 million corporate tax and TRY 18 million fund payment made to the tax authorities at 2001 year end.

The law suit that Akbank has opened to the tax authorities regarding the tax paid for the year of 2001 has ended with a resolution to the benefit of Akbank. According to this decision Akbank has entitlement to receive the excess TRY 183 million corporate tax and TRY 18 million fund payment made to the tax authorities at 2001 year end.

Akbank therefore has been entitled to receive a total net tax credit of TRY 686 million which will be reflected in the "income statement".

The timing, collection and the period of accounting will be shared to the investment community as soon as the procedures are completed.

May 03, 2007

07023304

SUPPL

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LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

END

6115-12/2004 (882)